# ACOM CO., LTD.

HEAD OFFICE
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo102-0071, Japan
Tel: (03) 3234-9120 Fax: (03) 3234-9266


FEB - 5 2002


02002978

January, 31 2002

File No. 82-4121
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: ACOM CO., LTD. - Rule12g3-2(b)

SUPPL

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 11, as listed in the attached sheet, English translations and adequate summaries in English of the documents which were published by the Company during the period from July 1, 2001 through September 30, 2001, and which are all the documents of the Company required to be furnished to the SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

By K. Izumimoto
Name : Kouichi Izumimoto
Title : Director and General Manager,
General Affairs Dept.

Attachment

# List of material information made public in Japan from July 1, 2001 to September 30, 2001

| | Date | Descriptions | Information* provided to |
|---|---|---|---|
| Exhibit 1 | July 6, 2001 | Extraordinary Report (Summary translation in English) | DKLFB, Exchange |
| Exhibit 2 | July 6, 2001 | Notice of Global Secondary Offering of Shares (English translation) | Public, Exchange |
| Exhibit 3 | July 6, 2001 | Offering Memorandum on Secondary Offering of Common Stock of ACOM CO., LTD. (Summary translation in English) | Public |
| Exhibit 4 | July 6, 2001 | Securities Notification Statement (for Domestic Selling) (Summary translation in English) | DKLFB, Exchange |
| Exhibit 5 | July 6, 2001 | Securities Notification Statement (for Stock Option) (Summary translation in English) | DKLFB, Exchange |
| Exhibit 6 | July 18, 2001 | Notice of 27th Issuance of Domestic Publicly Offered Unsecured Straight Bonds (English translation) | Public, Exchange |
| Exhibit 7 | July 23, 2001 | Notice of Determination of Selling Price, etc. (English translation) | Public, Exchange |
| Exhibit 8 | July 30, 2001 | Notice of Determination of Total Number of Shares Offered for Sale (English translation) | Public, Exchange |
| Exhibit 9 | August 1, 2001 | Notice of Grant of Stock Option (English translation) | Public, Exchange |
| Exhibit 10 | August 9, 2001 | Establishment of New Consumer Credit Company (English translation) | Public, Exchange |
| Exhibit 11 | August 30, 2001 | Report on Market Purchase of Company's Own Stock (English translation) | Public, Exchange |

* “Exchange” means the Tokyo Stock Exchange, on which the Shares of ACOM CO., LTD. are listed.
* “DKLFB” means the Director-General of the Kanto Local Finance Bureau.

Exhibit 1

*(Translation)*

# Extraordinary Report

## ACOM CO., LTD.

(504010)

*(Translation)*

# Extraordinary Report

To: The Director-General of the Kanto Local Finance Bureau

Filed as of July 6, 2001

Corporate Name: ACOM *Kabushiki Kaisha* (seal)

Corporate Name in English: ACOM CO., LTD.

Name and Title of Representative: Shigeyoshi Kinoshita, President and Representative Director (seal)

Location of Head Office: 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo

Telephone Number: 03-3234-9120 (Switch)

Name of Person to Contact: Kouichi Izumimoto, Director and General Manager of General Affairs Department

Location of Nearest Office to Contact: Same as the above

Telephone Number: Same as the above

Name of Person to Contact: Same as the above

The Place(s) Where Copies of this Extraordinary Report are Available for Public Inspection

| Name | Address |
|---|---|
| ACOM CO., LTD., Osaka Office | Osaka Ekimae 4th Bldg. 11-4, Umeda 1-chome, Kita-ku, Osaka |
| The Tokyo Stock Exchange | 2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo |

1. Reason for Filing

This extraordinary report is filed on the secondary offering of the par value common stock of ACOM, CO., LTD. (the "Company") pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 1 and Article 19, Paragraph 2, Item 1 of the Cabinet Office Ordinance concerning Disclosure of Affairs, Etc. of Corporations. Please see the "Notice of Global Secondary Offering of Shares" for details.

2. Contents of this Report

As for items (1) through (9), translation omitted. Please see the "Notice of Global Secondary Offering of Shares".

(10) Stock Exchange on which the Relevant Securities are to be Listed

The common stock which is to be secondarily offered outside Japan has been already listed on the Tokyo Stock Exchange. The Company does not plan to list the common stock on any stock exchange outside Japan in relation to this secondary offering.

(11) Other Matters

(i) Total number of issued shares and amount of capital as of May 31, 2001

Total number of issued shares: 146, 630, 880 shares
Amount of capital: ¥17,282,520,000

The above number of issued shares and amount of capital are those as of May 31, 2001 because the Company has issued the convertible bonds.

(ii) Translation omitted. Please see the "Notice of Global Secondary Offering of Shares".

Matters Concerning Stabilization

Stabilization transactions provided for in Article 20, Paragraph 1 of the Enforcement Order of the Securities Exchange Law may be conducted on the common stock based on this Secondary offering when it is necessary according to the trend of market prices. In this case, the Tokyo Stock Exchange will open a securities market on which stabilization transactions are to be conducted.

Exhibit 2

*(Translation)*

July 6, 2001

To Whom It May Concern

Shigeyoshi Kinoshita
President and Representative Director
ACOM CO., LTD.
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo
(Code No. 8572; Section I of
The Tokyo Stock Exchange)
Person in Charge: Satoru Tomimatsu
General Manager
Public Relations Department
Telephone No. 03-3270-3423 (Direct)
Facsimile No. 03-3270-1742

## Notice of Global Secondary Offering of Shares

ACOM CO., LTD. (the "Company") is pleased to announce the following resolution of the board of directors on the selling of shares both in and outside Japan, adopted at the meeting held on July 6, 2001 (Friday).

1. Description of Shares Offered

Registered common stock with par value of ¥50 per share of ACOM CO., LTD.

2. Number of Shares Offered and Names of Selling Shareholders

It is scheduled to offer 5,000,000 shares in Japan (hereinafter referred to as "Domestic Selling") and 6,150,000 shares outside Japan (hereinafter referred to as "International Selling"). The breakdowns of the number of shares offered and the names of the selling shareholders are as follows:

(1) Domestic Selling

| | |
|---|---|
| Kyosuke Kinoshita | 2,000,000 shares (planned) |
| Katsuhiro Kinoshita | 1,500,000 shares (planned) |
| Shigeyoshi Kinoshita | 1,000,000 shares (planned) |
| Kazuko Komura | 500,000 shares (planned) |
| Total | 5,000,000 shares (planned) |

(2) International Selling

| | |
|---|---|
| Kyosuke Kinoshita | 2,000,000 shares (planned) |
| Katsuhiro Kinoshita | 1,700,000 shares (planned) |
| Shigeyoshi Kinoshita | 1,200,000 shares (planned) |
| Kazuko Komura | 600,000 shares (planned) |
| Maruito Co., Ltd. | 150,000 shares (planned) |
| Maruito Shokusan Co., Ltd. | 500,000 shares (planned) |
| Total | 6,150,000 shares (planned) |

The above-mentioned numbers of offered shares may be amended, taking the expected demand into consideration, within the total planned numbers of Domestic and International Selling of each seller.

In addition to the above-mentioned numbers of offered shares, Maruito Co., Ltd. is scheduled to grant the International Underwriters listed in 5 (2) below, in connection with the International Selling, an option to purchase up to 850,000 additional shares of the Company's par value common stock, for the purpose of covering over-allotments.

3. Offering Price

Undetermined.
(To be determined on any of the dates (referred to as the "Price Determination Date") during the period from July 19, 2001 (Thursday) to July 25, 2001 (Wednesday))

4. Total Secondary Offering Price

Undetermined.

5. Method of Secondary Offering

(1) Domestic Selling
Underwritten by domestic underwriters (referred to as the "Domestic Underwriters") headed by Merrill Lynch Japan Securities Co., Ltd. as the lead manager (a single book runner) and Nikko Solomon Smith Barney Limited as the co-lead manager.

(2) International Selling
Underwritten by international underwriters (referred to as the "International Underwriters") headed by Merrill Lynch International as the lead manager (the book runner) for the international selling to take place in the markets centered in Europe. Provided, however, some portion may be sold to those U.S. institutional investors qualified under Rule 144A of the Securities Act of 1933.

(3) Merrill Lynch Japan Securities Co., Ltd. will act as the global coordinator for both Domestic and International Selling.

6. Subscription Period (in Japan)

From the following business day to the third (3rd) business day after the Price Determination Date. (Scheduled)

7. Subscription Deposit

Same as the offering price per share.

8. Selling Unit

100 shares

9. Closing Date

Sixth (6th) business day after the Price Determination Date (Scheduled)

10. Each of the above-mentioned items are reported in the notice on marketable securities filed with the authority in accordance with the Securities and Exchange Law on July 6, 2001 (Friday).

11. The representative directors of the Company are authorized to determine or otherwise handle, at their discretion, other matters contemplated as necessary for completing the global secondary offering.

(For further reference)

The purposes of the global secondary offering are:

• Liquidity increase
• Decrease of family ownership to avoid special tax on retained earnings and increase of profits after tax
• Diversification of stockholders including outside investors on the basis of long-term shareholding
• International permeation of ACOM's brand name for future fund procurement

Exhibit 3

*(Translation)*

# Offering Memorandum on Secondary Offering of Common Stock of ACOM CO., LTD.

July, 2001

ACOM CO., LTD.

*(Translation)*

Corporate Name: ACOM *Kabushiki Kaisha*

Corporate Name in English: ACOM CO., LTD.

Name and Title of Representative: Shigeyoshi Kinoshita, President and Representative Director

Location of Head Office: 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo

Telephone Number: 03-3234-9120 (Switch)

Name of Person to Contact: Kouichi Izumimoto, Director and General Manager of General Affairs Department

Location of Nearest Office to Contact: Same as the above

Telephone Number: Same as the above

Name of Person to Contact: Same as the above

## Secondary Offering under this Offering Memorandum

Kind of Securities to be Secondarily Offered: Shares

Amount of Issue: ¥55,550,000,000

(Note) The amount of issue is an estimated amount calculated using the closing price of the common stock as of July 3, 2001 on Section I of the Tokyo Stock Exchange.

## Matters Concerning Stabilization

1. Stabilization transactions provided for in Article 20, Paragraph 1 of the Enforcement Order of the Securities Exchange Law may be conducted on the listed stock issued by ACOM CO., LTD. (the "Company") when it is necessary according to the trend of market prices.

2. In the case above, the Tokyo Stock Exchange will open a securities market on which stabilization transactions are to be conducted.

Table of Contents

(Share Prices Information, Etc.)

## 1. Trend of Share Prices, PER, and Stock Trading Volume

Trend of share prices, PER, and stock trading volume (per week) of the par value common stock of ACOM CO., LTD. at the Tokyo Stock Exchange during the period from July 6, 1998 to June 29, 2001 are as below.


Share Price (Yen)
16,000
12,000
8,000
4,000
0
PER (Times)
40
30
20
10
Stock Trading Volume (Shares)
2,400,000
2,000,000
1,600,000
1,200,000
800,000
400,000
0
7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6
1998
1999
2000
2001

(Note) PER is calculated by the formula below.

$$\text{PER (times)} = \frac{\text{Closing price at weekend}}{\text{Current net income per share}}$$

Income per share described in the annual securities report for the fiscal year 1997 is used for calculating PER from July 6, 1998 to March 31, 1999.

Income per share described in the annual securities report for the fiscal year 1998 is used for calculating PER from April 1, 1999 to March 31, 2000.

Income per share described in the annual securities report for the fiscal year 1999 is used for calculating PER from April 1, 2000 to March 31, 2001.

Income per share described in the annual securities report for the fiscal year 2000 is used for calculating PER from April 1, 2001 to June 29, 2001.

## 2. State of Submission of Substantial Shareholding Reports, Etc.

No substantial shareholding report, etc. was submitted in relation to the shares of the Company during the period from January 6, 2001 to June 29, 2001.

PART I SECURITIES INFORMATION

## I. TERMS AND CONDITIONS OF SECONDARY OFFERING

### 1. Securities for the Secondary Offer

Translation omitted. Please see the "Securities Notification Statement" (for the domestic selling).

### 2. Conditions of Securities to be Secondarily Offered

Translation omitted. Please see the "Securities Notification Statement" (for the domestic selling).

## II. MATTERS THAT REQUIRE ATTENTION CONCERNING BUSINESS GENERAL CONDITIONS, ETC.

Translation omitted. As for tems 1 through 15, please see the "INVESTMENT CONSIDERATIONS" of the "Offering Memorandum" dated July 23, 2001, which was previously filed. As for Item 16, please see the "Notice of Global Secondary Offering of Shares".

## PART II REFERENTIAL INFORMATION

### 1. Referential Documents

As for matters such as the outline of the company and the outline of the business provided for in Article 5, Paragraph 1, Item 2 of the Securities and Exchange Law, please see the following documents:

(1) Annual Securities Report and attached documents therewith for the business year from April 1, 2000 to March 31, 2001 (the 24th business term) filed with the Director-General of the Kanto Local Finance Bureau as of June 29, 2001.

(2) Extraordinary Report
After the filing of the Annual Securities Report as set out in (1) above, an Extraordinary Report was filed with the Director-General of the Kanto Local Finance Bureau on July 6, 2001 under the provisions of Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 1 and Paragraph 2, Item 1 (secondary distribution of shares outside Japan) of the Cabinet Office Ordinance concerning Disclosure of Affairs, Etc. of Corporations.

### 2. The Place at which Copies of the Referential Documents Are Made Available for Public Inspection

| Name | Address |
|---|---|
| ACOM CO., LTD., Head Office | 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo |
| ACOM CO., LTD., General Affairs Department (Osaka Office) | Osaka Ekimae 4th Bldg. 11-4, Umeda 1-chome, Kita-ku, Osaka |
| The Tokyo Stock Exchange | 2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo |

## PART III INFORMATION CONCERNING GUARANTY COMPANY, ETC.

Not applicable.

## PART IV SPECIAL INFORMATION

Not applicable.

Certificate of Satisfaction of Requirement for Application of "System of Incorporation by Reference"

Translation omitted.

Outline of Business and Changes in Major Management Indices, Etc.

Translation omitted.

Exhibit 4

*(Translation)*

# Securities Notification Statement

## ACOM CO., LTD.

(504010)

*(Translation)*

# Securities Notification Statement

(Notification statement filed pursuant to Article 4 of the Cabinet Office Ordinance concerning Disclosure of Affairs, etc. of Corporations)

To: The Director-General of the Kanto Local Finance Bureau

Filed as of July 6, 2001

Corporate Name: ACOM *Kabushiki Kaisha* (seal)

Corporate Name in English: ACOM CO., LTD.

Name and Title of Representative: Shigeyoshi Kinoshita
President and Representative Director (seal)

Location of Head Office: 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo

Telephone Number: 03-3234-9120 (Switch)

Name of Person to Contact: Kouichi Izumimoto,
Director and General Manager of General Affairs Department

Location of Nearest Office to Contact: Same as the above

Telephone Number: Same as the above

Name of Person to Contact: Same as the above

Table of Contents

## 1. Securities for Secondary Offer

Translation omitted. Please see the "Notice of Global Secondary Offering of Shares" and "Notice of Determination on Selling Price, etc.".

## 2. Method and Conditions of Secondary Offering of Securities

Translation omitted. Please see "Notice of Global Secondary Offering of Shares".

## 3. Outline of Undertaking of Securities

| Name of Underwriters | Address |
| --- | --- |
| Merrill Lynch Japan Securities Co., Ltd. | Otemachi First Square, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo |
| Nikko Salmon Smith Barney Limited | 2-20, Akasaka 5-chome, Minato-ku, Tokyo |
| The Nomura Securities Co., Ltd. | 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo |
| Daiwa Securities SMBC Co. Ltd. | 3-5, Yaesu 1-chome, Chuo-ku, Tokyo |
| Tokyo-Mitsubishi Securities Co., Ltd. | 5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo |
| The Issei Securities Co., Ltd. | 8-5, Yaesu 2-chome, Chuo-ku, Tokyo |
| Okasan Securities Co., Ltd. | 17-6, Nihonbashi 1-chome, Chuo-ku, Tokyo |
| Shinko Securities Co., Ltd. | 4-1, Yaesu 2-chome, Chuo-ku, Tokyo |
| Tokai Tokyo Securities Co., Ltd. | 7-1, Kyobashi 1-chome, Chuo-ku, Tokyo |
| Maruko Daika Securities Co., Ltd. | 3-3, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo |
| Marusan Securities Co., Ltd. | 5-2, Nihonbashi 2-chome, Chuo-ku, Tokyo |
| UFJ Capital Markets Securities CO.,Ltd. | 1-3, Otemachi 1-chome, Chiyoda-ku, Tokyo |

## 4. Offering or Secondary Offering of Securities in the Past Two Years

Not applicable.

## 5. Method of Issue of Newly Issued Shares Acquired other than Through an Offering

Not applicable.

Exhibit 5

*(Translation)*

# Securities Notification Statement

## ACOM CO., LTD.

(504010)

*(Translation)*

# Securities Notification Statement

(Notification statement filed pursuant to Article 4 of the Cabinet Office Ordinance concerning Disclosure of Affairs, Etc. of Corporations)

To: The Director-General of the Kanto Local Finance Bureau

Filed as of July 6, 2001

| | |
|---|---|
| Corporate Name: | ACOM *Kabushiki Kaisha* (seal) |
| Corporate Name in English: | ACOM CO., LTD. |
| Name and Title of Representative: | Shigeyoshi Kinoshita<br>President and Representative Director (seal) |
| Location of Head Office: | 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo |
| Telephone Number: | 03-3234-9120 (Switch) |
| Name of Person to Contact: | Tatsuaki Murata,<br>Director and General Manager of Accounting Department |
| Location of Nearest Office to Contact: | Same as the above |
| Telephone Number: | Same as the above |
| Name of Person to Contact: | Same as the above |

Table of Contents

1. Securities for the Secondary Offer

Translation omitted. Please see the "Notice of Convocation of the 24th Ordinary General Meeting of Shareholders" dated June 12, 2001 and the "Notice of Resolution of the 24th Ordinary General Meeting of Shareholders" dated June 28, 2001 which were previously filed, and the "Notice of Grant of Stock Option".

2. Method and Conditions of Secondary Offering

Translation omitted. Please see the "Notice of Convocation of the 24th Ordinary General Meeting of Shareholders" dated June 12, 2001 and the "Notice of Resolution of the 24th Ordinary General Meeting of Shareholders" dated June 28, 2001 which were previously filed, and the "Notice of Grant of Stock Option".

3. Outline of Undertaking of Securities

Not applicable.

4. Offering or Secondary Offering of Securities in the Past Two Years

Not applicable.

5. Method of Issue of Newly Issued Shares Acquired other than Through an Offering

Not applicable.

Attached Material
Name of Persons to be Awarded Rights and Number of Shares to be Granted

Translation omitted.

*(Translation)*

July 18, 2001

To Whom It May Concern

Shigeyoshi Kinoshita
President and Representative Director
ACOM CO., LTD.
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo
(Code No. 8572; Section I of
The Tokyo Stock Exchange)
Person in Charge: Satoru Tomimatsu
General Manager
Public Relations Department
Telephone No. 03-3270-3423 (Direct)
Facsimile No. 03-3270-1742

## Notice of 27th Issuance of Domestic Publicly-Offered Unsecured Straight Bonds

ACOM CO., LTD. (President and Representative Director: Shigeyoshi Kinoshita, Capital: 17.2 billion yen) has reached a decision to make its 27th issuance of domestic publicly-offered unsecured straight bonds, as outlined below. The funds procured through this issuance of straight bonds will be appropriated for business loan funds. Registration relating to the issuance of straight bonds was carried out on September 30, 1999.

1. Name of bonds: ACOM CO., LTD. 27th issuance of domestic publicly-offered unsecured straight bonds
2. Total value: ¥10 billion
3. Interest rate: 1.65% p.a.
4. Denomination of Each Bond: ¥100 million
5. Issue price: ¥100 per face value ¥100
6. Redemption price: ¥100 per face value ¥100
7. Application period: July 18, 2001
8. Closing date: August 1, 2001
9. Maturity date: August 1, 2008
10. Application of funds procured: Business loan funds
11. Underwriting Lead Manager:
    Tokyo-Mitsubishi Securities Co., Ltd.
    Morgan Stanley Dean Witter Japan Limited
    Tokyo Branch
12. Fiscal Agent: Mitsubishi Trust and Banking Corporation
13. Credit ratings: Japan Credit Rating Agency: AA-
    Rating and Investment Information, Inc.: A

Exhibit 7

*(Translation)*

July 23, 2001

To Whom It May Concern

Shigeyoshi Kinoshita
President and Representative Director
ACOM CO., LTD.
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo
(Code No. 8572; Section I of
The Tokyo Stock Exchange)
Person in Charge: Satoru Tomimatsu
General Manager
Public Relations Department
Telephone No. 03-3270-3423 (Direct)
Facsimile No. 03-3270-1742

## Notice of Determination of Selling Price, etc.

Following the resolution of the board of directors on the sale of shares of ACOM CO., LTD. (the "Company") on July 6, 2001 (Friday), it is hereby announced that the offering price, etc., left undetermined in the said resolution of the board of directors, has been decided today as follows:

1. Offering Price ¥9,250 per share

2. Total Secondary Offering Price

   (1) Domestic Selling ¥39,775,000,000

   (2) International Selling ¥63,362,500,000

3. Number of Shares Offered and Names of Selling Shareholders

   (1) Domestic Selling

| | |
|---|---|
| Kyosuke Kinoshita | 1,720,000 shares |
| Katsuhiro Kinoshita | 1,290,000 shares |
| Shigeyoshi Kinoshita | 860,000 shares |
| Kazuko Komura | 430,000 shares |
| Total | 4,300,000 shares |

   (2) International Selling

| | |
|---|---|
| Kyosuke Kinoshita | 2,280,000 shares |
| Katsuhiro Kinoshita | 1,910,000 shares |
| Shigeyoshi Kinoshita | 1,340,000 shares |
| Kazuko Komura | 670,000 shares |
| Maruito Co., Ltd. | 150,000 shares |
| Maruito Shokusan Co., Ltd. | 500,000 shares |
| Total | 6,850,000 shares |

In addition to the above-mentioned numbers of offered shares, Maruito Co., Ltd. grants the international underwriters headed by Merrill Lynch International as the lead manager (the book runner) an option to purchase up to 850,000 additional shares of ACOM's par value common stock for the purpose of covering over-allotments in connection with the international selling.

4. Application period (domestic): July 24, 2001 (Tuesday) to July 26, 2001(Thursday)

(For further information)

1. Delivery Date: July 31, 2001 (Tuesday)

2. Calculation of Selling Price:
   Base Date of Calculation and Calculated Selling Price   July 23, 2001 (Monday) ¥9,460

   Rate of Discount 2.22%

Note: This press release is worded for announcement to the general public on the stock sale of the Company, and is not intended to solicit investment. For the purpose of investment you are requested to refer to the prospectus issued by the Company (and its amendments) for the stock sale offering and to exercise your investment judgment. Also, this press release does not compose any part of the offering or selling of securities in the U.S. Offering or selling of securities in the U.S. is not allowed, except for securities registered or exempted from registration under the Securities Act of 1933. In order to publicly offer the securities for sale in the U.S., the English prospectus prepared in accordance with the Securities Act of 1933 shall be used. The offerings mentioned in this press release will not take place in the U.S.

Exhibit 8

*(Translation)*

July 30, 2001

To Whom It May Concern

Shigeyoshi Kinoshita
President and Representative Director
ACOM CO., LTD.
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo
(Code No. 8572; Section I of
The Tokyo Stock Exchange)
Person in Charge: Satoru Tomimatsu
General Manager
Public Relations Department
Telephone No. 03-3270-3423 (Direct)
Facsimile No. 03-3270-1742

## Notice of Determination of Total Number of Shares Offered for Sale

ACOM CO., LTD. (the "Company") is pleased to announce that, in connection with the resolution of the board of directors on the selling of the shares of par value common stock of the Company on July 6, 2001 (Friday), international underwriters headed by Merrill Lynch International as the lead manager (the book runner) have exercised the option to purchase up to 850,000 additional shares of the Company's par value common stock from Maruito Co., Ltd., and that the total number of shares offered for sale is determined as follows.

1. Number of Shares Offered and Names of Selling Shareholders

(1) Domestic Selling

| | |
|---|---|
| Kyosuke Kinoshita | 1,720,000 shares |
| Katsuhiro Kinoshita | 1,290,000 shares |
| Shigeyoshi Kinoshita | 860,000 shares |
| Kazuko Komura | 430,000 shares |
| Total | 4,300,000 shares |

(2) International Selling

| | |
|---|---|
| Kyosuke Kinoshita | 2,280,000 shares |
| Katsuhiro Kinoshita | 1,910,000 shares |
| Shigeyoshi Kinoshita | 1,340,000 shares |
| Kazuko Komura | 670,000 shares |
| Maruito Co., Ltd. | 1,000,000 shares |
| Maruito Shokusan Co., Ltd. | 500,000 shares |
| Total | 7,700,000 shares |

2. Offering Price ¥9,250 per share

3. Total Secondary Offering Price

(1) Domestic Selling ¥39,775,000,000

(2) International Selling ¥71,225,000,000

4. Delivery Date July 31, 2001 (Tuesday)

| Note: | This press release is worded for announcement to the general public on the stock sale of the Company, and is not intended to solicit investment. For the purpose of investment you are requested to refer to the prospectus issued by the Company (and its amendments) for the stock sale offering and to exercise your investment judgment. Also, this press release does not compose any part of the offering or selling of securities in the U.S. Offering or selling of securities in the U.S. is not allowed, except for securities registered or exempted from registration under the Securities Act of 1933. In order to publicly offer the securities for sale in the U.S., the English prospectus prepared in accordance with the Securities Act of 1933 shall be used. The offerings mentioned in this press release will not take place in the U.S. |
| --- | --- |

Exhibit 9

*(Translation)*

August 1, 2001

To Whom It May Concern

Shigeyoshi Kinoshita
President and Representative Director
ACOM CO., LTD.
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo
(Code No. 8572; Section I of
The Tokyo Stock Exchange)
Person in Charge: Satoru Tomimatsu
General Manager
Public Relations Department
Telephone No. 03-3270-3423 (Direct)
Facsimile No. 03-3270-1742

## Notice of Grant of Stock Option

ACOM CO., LTD. (the "Company") is pleased to announce the grant of stock option by way of the treasury stock method under the provision of Article 210-2 of the Commercial Code, as described below.

| | |
|---|---|
| 1. Date of option grant | August 1, 2001 |
| 2. Transfer price | ¥10,682 per share<br>(the amount of the closing price of par value common stock of the Company at the Tokyo Stock Exchange on the date of option grant multiplied by 1.03, with fractions below ¥1 rounded up to ¥1) |
| 3. Rights exercise period | July 1, 2003 to June 30, 2008 |

Exhibit 10

*(Translation)*

August 9, 2001

To Whom It May Concern

The Bank of Tokyo-Mitsubishi, Ltd.
ACOM CO., LTD.
The Mitsubishi Trust and Banking Corporation
DC CARD CO., LTD.
JACCS CO., LTD.

# Establishment of New Consumer Credit Company

The Bank of Tokyo-Mitsubishi, Ltd. (Bank President: Shigemitsu Miki), ACOM CO., LTD. (President and Director: Shigeyoshi Kinoshita), The Mitsubishi Trust and Banking Corporation (President and Director: Akio Utsumi), DC CARD CO., LTD. (President and Director: Akihiro Uno) and JACCS CO., LTD. (President and Director: Mitsuhiko Kijima) discussed the deployment of comprehensive financial services in consumer credit fields over the boundaries of different business spheres, reached an agreement to form a consumer credit company, and are pleased to announce the outline of the new venture as follows.

1. Profile of New Consumer Credit Company

(1) Name of the Company Tokyo-Mitsubishi Cash One Ltd.

(2) Location of Head Office

12th Floor, Nihonbashi Plaza Bldg.,
3-4, Nihonbashi 2-chome, Chuo-ku, Tokyo

(3) Date of Establishment August 9, 2001

(4) Paid-up Capital ¥20 billion

(5) Shareholders

The Bank of Tokyo-Mitsubishi, Ltd. 35.0%

ACOM CO., LTD. 35.0%

The Mitsubishi Trust and Banking Corporation 17.5%

DC CARD CO., LTD. 11.0%

JACCS CO., LTD. 1.5%

(6) Executive Officers

Chairman and Representative Director: Makoto Oikawa
(former director of The Mitsubishi Trust and Banking Corporation)

President and Representative Director: Hisaichi Wakamatsu
(former director of The Bank of Tokyo-Mitsubishi, Ltd.)

Vice President and Representative Director: Kazuyoshi Matsuura
(former director of ACOM CO., LTD.)

Director and General Manager of Management Planning Department: Akihiko Usui
(from The Bank of Tokyo-Mitsubishi, Ltd.)

Director and General Manager of Operation Controlling Department: Toshiki Kamiya
(from ACOM CO., LTD.)

Director and General Manager of Business Development Department: Kazuo Hirasawa
(from DC CARD CO., LTD.)

Absentee Director: Tetsuya Wada
(general manager of Retail Planning Section of The Bank of Tokyo-Mitsubishi, Ltd.)

Absentee Director: Kiyoshi Tachiki
(general manager of Operational Development Department of ACOM CO., LTD.)

Absentee Director: Toshio Goto
(general manager of Personal Banking Division and Personal Asset Counseling Division of The Mitsubishi Trust and Banking Corporation)

Absentee Director: Takayoshi Onodera
(director of DC CARD CO., LTD.)

Auditor: Tadakuni Kaneko
(Former bank president of The Bank of Tokyo-Mitsubishi, Ltd. (UK))

Auditor: Takumi Uchida
(from The Mitsubishi Trust and Banking Corporation)

Absentee Auditor: Yutaka Hosomi
(general manager of Account Department of DC CARD CO., LTD.)

Absentee Auditor: Yasunori Tsukamoto
(assistant manager of Account Department of ACOM CO., LTD.)

(7) Number of Employees

Approximately 25 (sent from each of the shareholder companies)
Additionally, 100 more people are scheduled to be employed, including part-time workers and temporary workers.

(8) Commencement of Business February, 2002 (scheduled)

2. Business Outline

(1) Business Purpose

Until today the consumer credit service industry in Japan has consisted of separate categories of business such as loan specialists, credit card companies, credit sales companies and so on. In view of deregulation,

accelerating progress in information technology and new infra-structure building in the financial sector including IC cards, etc., we aim to extend diversified services over business categories, with the highest level of convenience for a wide range of individual customers, through a direct channel operating 24 hours a day, 365 days a year. In order to reflect this target the newly formed company has been named "CASH ONE (=No.1)."

(2) Scale of Operation

The loans receivable outstanding are targeted to reach ¥250 billion within 5 years after the start of business.

(3) Products (Services)

• At the initial stage of operations, a minimum payment card loan is planned to be offered as the main product. A loan amount up to the maximum of ¥3,000,000 will be set for each individual customer.
• Due to full implementation of low-cost operations by concentrating them in the call center, the interest rate is planned to be from around 15% to 18% p.a.
• A credit card carrying the DC brand is also scheduled to be offered in the future.

(4) Sales Channel

• Direct channel sales activities are conducted via the Internet, telephone, facsimile, etc. on 24-hour-a-day, 365-day-a-year-basis.

(5) Cash Point (for Borrowing and Repayment)

• The Bank of Tokyo-Mitsubishi, Ltd., ACOM CO., LTD., The Mitsubishi Trust and Banking Corporation and DC CARD CO., LTD. will open their CD/ATM networks with approximately 5,400 machines nation-wide. We are considering additional CD/ATM tie-ups with other financial institutions and the utilization of ATM networks at convenience stores to promote customer convenience.

Contact:

Tago
The Bank of Tokyo-Mitsubishi, Ltd.
Public Relations Office, Public Relations Group (03-3240-2950)

Tomimatsu
ACOM CO., LTD. Public Relations Dept. (03-5202-5745)

Miyagoshi
The Mitsubishi Trust and Banking Corporation
Corporate Planning Dept., Public Relations Office (03-3519-3070)

Shimura
DC Card CO., LTD. Public Relations Office (03-5489-6007)

Kanai
JACCS CO., LTD. Public Relations Office (03-5448-1313)

Suzuki
Tokyo-Mitsubishi Cash One Ltd. Management Planning Dept. (03-5299-6600)

Exhibit 11

*(Translation)*

August 30, 2001

To Whom It May Concern

Shigeyoshi Kinoshita
President and Representative Director
ACOM CO., LTD.
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo
(Code No. 8572; Section I of
The Tokyo Stock Exchange)
Person in Charge: Satoru Tomimatsu
General Manager
Public Relations Department
Telephone No. 03-3270-3423 (Direct)
Facsimile No. 03-3270-1742

## Report on Market Purchase of Company's Own Stock

ACOM CO., LTD. (the "Company") implemented the market purchase of the Company's own stock which will be transferred to directors and employees in accordance with Article 210-2 of the Commercial Code. The purchase of the Company's own stock, based on the resolution of the 24th Annual General Meeting of Shareholders held on June 28, 2001, has been completed. The details of the market purchase are as follows.

| Period of purchase | From August 17, 2001 through August 30, 2001 |
|---|---|
| Type of purchased stock | Par value common stock of the Company |
| Number of shares purchased | 346,800 shares |
| Total cost of purchase | 3,796,645,860 yen |
| Method of purchase | Purchase at the Tokyo Stock Exchange, a membership corporation of securities companies |

(Reference)

Details of the purchase authorized by resolution of the 24th Annual General Meeting of Shareholders (held on June 28, 2001)

| Type of stock to purchase | Par value common stock of the Company |
|---|---|
| Total number of shares to purchase | 351,800 shares at maximum |
| Total acquisition cost | 5,800,000,000 yen at maximum |

Note: The number of authorized shares resolved at the 24th Annual General Meeting of Shareholders totaled 351,800 shares. Provided, however, that since 25 directors and employees who qualified for stock allotment forfeited that right because of resignation or other reasons, the 5,000 shares that would have been allotted to these forfeiters were excluded from the purchase. As a result, the total number of shares actually purchased was 346,800.